AT THE MARKET OFFERING AGREEMENT

October 15, 2021

H.C. Wainwright & Co., LLC

430 Park Ave.

New York, NY 10022

Ladies and Gentlemen:

Great Panther Mining Limited, a corporation organized under the Business Corporations Act (British Columbia) (the "Company"), confirms its agreement (this "Agreement") with H.C. Wainwright & Co., LLC (the "Manager"), as follows:

1. Definitions. The terms that follow, when used in this Agreement and any Terms Agreement, shall have the meanings indicated.

"Accountants" shall have the meaning ascribed to such term in Section 5(n).

"Action" shall have the meaning ascribed to such term in Section 4(s).

"Affiliate" shall have the meaning ascribed to such term in Section 4(q).

"Applicable Time" shall mean, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement or any relevant Terms Agreement.

"Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus.

"Board" shall have the meaning ascribed to such term in Section 3(b)(iv).

"Broker Fee" shall have the meaning ascribed to such term in Section 3(b)(vii).

"Business Day" shall mean any day other than a Saturday, a Sunday or any other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, that, for purposes of clarity, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

"Canadian Base Prospectus" shall have the meaning ascribed to such term in Section 2.

"Canadian Filing Authorities" shall have the meaning ascribed to such term in Section 2.

"Canadian Prospectus" shall have the meaning ascribed to such term in Section 2.

"Canadian Prospectus Supplement" shall have the meaning ascribed to such term in Section 2.

"Canadian Securities Laws" shall have the meaning ascribed to such term in Section 2.

"Commission" shall mean the United States Securities and Exchange Commission.

"Common Shares" means common shares without par value in the capital of the Company.

"Common Share Equivalents" shall have the meaning ascribed to such term in Section 4(g).

"Company Counsel" shall have the meaning ascribed to such term in Section 5(m).

"DTC" shall have the meaning ascribed to such term in Section 3(b)(viii).

"EDGAR" means the Electronic Data Gathering Analysis and Retrieval System.

"Effective Date" shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

"Filing Jurisdictions" shall have the meaning ascribed to such term in Section 2.

"FINRA" shall have the meaning ascribed to such term in Section 4(e).

"Form F-10" shall mean the Commission's Form F-10 registration statement under the Securities Act.

"Form F-X" shall have the meaning ascribed to such term in Section 2.

"Free Writing Prospectus" shall mean a free writing prospectus, as defined in Rule 405.

"Incorporated Documents" shall mean the documents or portions thereof filed with the Commission or Reviewing Authority on or before the Effective Date that are incorporated by reference in the Prospectuses and any documents or portions thereof filed with the Commission or Reviewing Authority after the Effective Date that are deemed to be incorporated by reference in the Prospectuses.

"Intellectual Property Rights" shall have the meaning ascribed to such term in Section 4(x).

"Issuer Free Writing Prospectus" shall mean an issuer free writing prospectus, as defined in Rule 433.

"Liens" shall have the meaning ascribed to such term in Section 4(a).

"Losses" shall have the meaning ascribed to such term in Section 8(d).

"Material Adverse Effect" shall have the meaning ascribed to such term in Section 4(b).

"Material Permits" shall have the meaning ascribed to such term in Section 4(v).

"Maximum Amount" shall have the meaning ascribed to such term in Section 3.

"Net Proceeds" shall have the meaning ascribed to such term in Section 3(b)(vii).

"NI 43-101" shall have the meaning ascribed to such term in Section 4(r).

"Permitted Free Writing Prospectus" shall have the meaning ascribed to such term in Section 5(h).

"Placement" shall have the meaning ascribed to such term in Section 3(c).

"Proceeding" shall have the meaning ascribed to such term in Section 4(b).

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

"Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus.

"Receipt" shall have the meaning ascribed to such term in Section 2.

"Registration Statement" shall mean the shelf registration statement (File Number 333-258604) on Form F-10, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission and deemed part of such registration statement, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective, shall also mean such registration statement as so amended.

"Representation Date" shall have the meaning ascribed to such term in Section 5(l).

"Required Approvals" shall have the meaning ascribed to such term in Section 4(e).

"Reviewing Authority" means the British Columbia Securities Commission.

"Rule 158", "Rule 163", "Rule 164", "Rule 172", "Rule 173", "Rule 405", "Rule 415", "Rule 424", "Rule 430B" and "Rule 433" refer to such rules under the Securities Act.

"Sales Notice" shall have the meaning ascribed to such term in Section 3(b)(i).

"SEC Reports" shall have the meaning ascribed to such term in Section 4(m).

"Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"SEDAR" means System for Electronic Document Analysis and Retrieval.

"Settlement Date" shall have the meaning ascribed to such term in Section 3(b)(ix).

"Shares" shall have the meaning ascribed to such term in Section 3.

"Shelf Securities" shall have the meaning ascribed to such term in Section 2.

"Subsidiary" shall have the meaning ascribed to such term in Section 4(a).

"Terms Agreement" shall have the meaning ascribed to such term in Section 3(a).

"Time of Delivery" shall have the meaning ascribed to such term in Section 3(c).

"Trading Day" means a day on which the Trading Market is open for trading.

"Trading Market" means NYSE American Equities securities exchange.

"TSX" means the Toronto Stock Exchange.

"U.S. Base Prospectus" shall mean the base prospectus relating to the Shelf Securities contained in the Registration Statement at the Execution Time.

"U.S. Prospectus" shall mean the U.S. Base Prospectus, as supplemented by the most recently filed U.S. Prospectus Supplement (if any) and together with any Issuer Free Writing Prospectus.

"U.S. Prospectus Supplement" shall have the meaning ascribed to such term in Section 2.

2. The Company has prepared and filed in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland (the "Filing Jurisdictions") in accordance with applicable securities laws and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the securities regulatory authorities ("Canadian Filing Authorities") in each of the Filing Jurisdictions (collectively, "Canadian Securities Laws"), a preliminary short form base shelf prospectus dated August 6, 2021 in respect of offers and sales, from time to time, of up to $150,000,000 of Common Shares, warrants, debt securities, units comprised of Common Shares, warrants and/or debt securities, or subscription receipts exercisable for any of the foregoing (collectively, the "Shelf Securities") and a final short form base shelf prospectus dated September 10, 2021 in respect of offers and sales, from time to time, of the Shelf Securities; the Reviewing Authority as the principal regulator under Multilateral Instrument 11-102 Passport System, has issued a receipt ("Receipt") evidencing that each of the other Canadian Filing Authorities has issued or is deemed to have issued a Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of each such short form base shelf prospectus (the final short form base shelf prospectus, as most recently amended, if applicable, filed in the Filing Jurisdictions on or before the date of this Agreement for which a Receipt has been obtained, is hereinafter referred to as the "Canadian Base Prospectus"). The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101-Short Form Prospectus Distributions and National Instrument 44-102-Shelf Distributions (together, the "Shelf Procedures").

Promptly following the execution of this Agreement, the Company will file with the Reviewing Authority, in accordance with the Shelf Procedures, a prospectus supplement relating to the Shares to be issued and sold pursuant to this Agreement.

As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement relating to the Shares to be issued and sold pursuant to this Agreement, to be filed by the Company in the Filing Jurisdictions in accordance with Canadian Securities Laws, in the form furnished by the Company to the Manager; and "Canadian Prospectus" means the Canadian Prospectus Supplement together with the Canadian Base Prospectus.

The Company has filed, in accordance with the provisions of the Securities Act, with the Commission a Registration Statement, as defined below. The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement.

The Company will, concurrent with the filing of the Canadian Prospectus Supplement with the Filing Jurisdictions, file the Canadian Prospectus Supplement with the Commission with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10. As used herein, "U.S. Prospectus Supplement" means the most recent prospectus supplement relating to the Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Commission in accordance with the requirements of Form F-10, in the form furnished by the Company to the Manager.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses, or any amendment or supplement thereto, shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Filing Authorities, as applicable, on or after the Effective Date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein.

For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus, or any amendment or supplement thereto, shall be deemed to include any copy filed with any Canadian Filing Authorities on SEDAR.

All references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus, or any amendment or supplement thereto, shall be deemed to include any copy filed with the Commission on EDGAR.

3. Sale and Delivery of Shares. The Company proposes to issue and sell through or to the Manager, as sales agent and/or principal, Common Shares (the "Shares"), from time to time during the term of this Agreement and on the terms set forth herein; provided, however, that in no event shall the Company issue or sell through or to the Manager such number of Common Shares that exceeds (a) the number or dollar amount of Common Shares registered on the Registration Statement, pursuant to which the offering is being made or (b) the number of authorized but unissued Common Shares (the lesser of (a) and (b), the "Maximum Amount"). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitations set forth in this Section 3 on the number and aggregate sales price of Shares issued and sold under this Agreement shall be the sole responsibility of the Company and that the Manager shall have no obligation in connection with such compliance.

(a) Appointment of Manager as Selling Agent; Terms Agreement. For purposes of selling the Shares through the Manager, the Company hereby appoints the Manager as exclusive agent of the Company for the purpose of selling the Shares of the Company pursuant to this Agreement and the Manager agrees to use its commercially reasonable efforts to sell the Shares on the terms and subject to the conditions stated herein. The Company agrees that, whenever it determines to sell the Shares directly to the Manager as principal, it will enter into a separate agreement (each, a "Terms Agreement") in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement. Unless expressly authorized to do so by the Company and subject to the Company receiving pre-clearance of any such transactions by the TSX, the Manager shall not purchase Shares on a principal basis pursuant to this Agreement.

(b) Agent Sales. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company will issue and agrees to sell Shares from time to time through the Manager, acting as sales agent, and the Manager agrees to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the Shares, as sales agent for the Company, on the following terms:

(i) The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Manager on any day (A) that is a Trading Day, (B) in respect of which the Company has instructed the Manager by telephone (confirmed promptly by electronic mail) to make such sales ("Sales Notice") and (C) as of which the Company has satisfied its obligations under Section 7 of this Agreement, provided that the deliveries required under Section 7 shall only be required to be made on the Execution Time and on a Representation Date on which a material amendment to the Registration Statement or Prospectus is made or the Company files its Annual Report on Form 20-F or 40-F or a material amendment thereto under the Exchange Act. The Company will designate the maximum amount of the Shares to be sold by the Manager on the applicable Trading Day (subject to the limitations set forth in Section 3(d)) and the minimum price per Share at which such Shares may be sold. Subject to the terms and conditions hereof, the Manager shall use its commercially reasonable efforts to sell on a particular day all of the Shares designated for the sale by the Company on such day. The gross sales price of the Shares sold under this Section 3(b) shall be the market price for Common Shares sold by the Manager under this Section 3(b) on the Trading Market at the time of sale of such Shares.

(ii) In using commercially reasonable efforts to sell Shares, as sales agent for the Company, the Manager will undertake such sales in a manner that is consistent with its normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations and the rules of the Trading Market.

(iii) The Company acknowledges and agrees that (A) there can be no assurance that the Manager will be successful in selling Shares in accordance with the instructions set forth in a Sales Notice, (B) the Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell the Shares for any reason other than a failure by the Manager to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required under this Agreement, and (C) the Manager shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Manager and the Company pursuant to a Terms Agreement.

(iv) The Company shall not authorize the issuance and sale of, and the Manager shall not sell, any Share at a price lower than the minimum price therefor designated from time to time by the Company's Board of Directors (the "Board"), or a duly authorized committee thereof, or such duly authorized officers of the Company, and notified to the Manager in writing. The Company or the Manager may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(v) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Manager agree that (i) no sale of Shares will take place, (ii) the Company shall not request the sale of any Shares and (iii) the Manager shall not be obligated to sell or offer to sell any Shares.

(vi) The Manager may sell Shares by any method permitted by law deemed to be an "at-the-market distribution" or "at the market" offering under applicable securities laws, provided that the Manager shall not sell Shares in Canada or over the facilities of the TSX or any other stock exchange in Canada. Sales may be made directly on the Trading Market or any other existing trading market for the Common Shares in the United States.

(vii) The compensation to the Manager for sales of the Shares under this Section 3(b) shall be a placement fee of up to 3.0% of the gross sales price of the Shares sold pursuant to this Section 3(b) ("Broker Fee"). The foregoing rate of compensation shall not apply when the Manager acts as principal, in which case the Company may sell Shares to the Manager as principal at a price agreed upon at the relevant Applicable Time pursuant to a Terms Agreement. The remaining proceeds, after deduction of the Broker Fee and deduction for any transaction fees imposed by any clearing firm, execution broker, or governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").

(viii) The Manager shall provide written confirmation (which may be by facsimile or electronic mail) to the Company following the close of trading on the Trading Market each day in which the Shares are sold under this Section 3(b) setting forth the number of the Shares sold on such day, the aggregate gross sales proceeds and the Net Proceeds to the Company, and the compensation payable by the Company to the Manager with respect to such sales.

(ix) Settlement for sales of the Shares pursuant to this Section 3(b) will occur at 10:00 a.m. (New York City time), or at such time as the Company and the Manager may mutually agree, on the second Business Day following the sale of Shares in accordance with the applicable Sale Notice (each such day, a "Settlement Date"). On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting the Manager's account at The Depository Trust Company ("DTC") via the Deposit and Withdrawal at Custody ("DWAC") system. On each Settlement Date, the Manager shall deliver the Net Proceeds from the sale of the Shares to the Company in same day funds.

(x) At each Applicable Time, Settlement Date and Representation Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date, modified as necessary to relate to the Registration Statement and the Prospectus as amended as of such date. Any obligation of the Manager to use its commercially reasonable efforts to sell the Shares on behalf of the Company shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 7 of this Agreement.

(xi) Notwithstanding anything else in this Agreement, the Manager will in no event sell or offer to sell any of the Shares on or through the facilities of the TSX or any other stock exchange in Canada or otherwise knowingly to any investors in Canada and the Company will not provide any instruction to the Manager to effect any such sales.

(c) Term Sales. If the Company wishes to sell the Shares pursuant to this Agreement but other than as set forth in Section 3(b) of this Agreement (each, a "Placement"), it will notify the Manager of the proposed terms of such Placement. If the Manager, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, the Manager and the Company will enter into a Terms Agreement setting forth the terms of such Placement. The terms set forth in a Terms Agreement will not be binding on the Company or the Manager unless and until the Company and the Manager have each executed such Terms Agreement accepting all of the terms of such Terms Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will prevail. A Terms Agreement may also specify certain provisions relating to the reoffering of such Shares by the Manager. The commitment of the Manager to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the number of the Shares to be purchased by the Manager pursuant thereto, the price to be paid to the Company for such Shares, any provisions relating to rights of, and default by, underwriters acting together with the Manager in the reoffering of the Shares, and the time and date (each such time and date being referred to herein as a "Time of Delivery") and place of delivery of and payment for such Shares. Such Terms Agreement shall also specify any requirements for opinions of counsel, accountants' letters and officers' certificates pursuant to Section 7 of this Agreement and any other information or documents required by the Manager. The Company and the Manager agree that it will be a condition of the completion of each Placement that (i) the Company will have obtained the additional approval of the TSX and the Trading Market to the issuance of Shares pursuant to such Placement, and (ii) the Company will have filed a prospectus supplement in the Filing Jurisdictions pursuant to the Shelf Procedures and the Commission pursuant the instructions to Form F-10, and, to the extent applicable, Rule 424(b) with respect to such Placement. The Company and the Manager acknowledge the approval of the TSX to the completion of sales of the Shares under Section 3(b) of this Agreement does not extend to the approval of sales of the Shares under any Placement pursuant to this Section 3(c) of this Agreement.

(d) Maximum Number of Shares. Under no circumstances shall the Company cause or request the offer or sale of any Shares if, after giving effect to the sale of such Shares, the aggregate amount of Shares sold pursuant to this Agreement would exceed the lesser of (A) together with all sales of Shares under this Agreement, the Maximum Amount, (B) the amount available for offer and sale under the currently effective Registration Statement and (C) the amount authorized from time to time to be issued and sold under this Agreement by the Board, or a duly authorized committee thereof, and notified to the Manager in writing. Under no circumstances shall the Company cause or request the offer or sale of any Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time by the Board, or a duly authorized committee thereof, and notified to the Manager in writing. Further, under no circumstances shall the Company cause or permit the aggregate offering amount of Shares sold pursuant to this Agreement to exceed the Maximum Amount.

(e) Regulation M Notice. Unless the exceptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are satisfied with respect to the Shares, the Company shall give the Manager at least one Business Day's prior notice of its intent to sell any Shares in order to allow the Manager time to comply with Regulation M.

(f) Representations and Covenants of the Manager. The Manager represents, warrants and covenants to the Company that it is duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which the Manager is exempt from registration or such registration is not otherwise required. The Manager shall continue, for the term of this Agreement, to be duly registered as a broker-dealer under FINRA, the Exchange Act and the applicable statutes and regulations of each state in which the Shares will be offered and sold, except such states in which the Manager is exempt from registration or such registration is not otherwise required, during the term of this Agreement. The Manager will comply with all applicable law and regulations in the United States in connection with the sales of the Shares, including but not limited to Regulation M under the Exchange Act.

(g) Restrictions on Short Sales and Stabilization Activities. During the term of this Agreement, the Manager and its affiliates and subsidiaries shall not engage in (i) any short sale of any security of the Company for the account of the Manager, (ii) any transactions that are intended to stabilize or maintain the market price of the Common Shares, or (iii) any sale of any security of the Company for the account of the Manager that the Manager does not own or any sale which is consummated by the delivery of a security of the Company borrowed by, or for the account of, the Manager. For the purposes of this Section 3(g), sales made by the Manager in connection with a Sales Notice will not be considered to be subject to the prohibitions set forth in this Section 3(g).

4. Representations and Warranties. The Company represents and warrants to, and agrees with, the Manager at the Execution Time, and at on such time the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below.

(a) Subsidiaries. Each of the direct and indirect material subsidiaries (each, a "Subsidiary") of the Company are set in the Company's most recent Annual Information Form incorporated by reference into the Company's most recent Annual Report on Form 40-F filed with the Commission. The Company beneficially owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction ("Liens"), with the exception that a nominal amount of the share capital of each of the Company's Mexican and Peruvian entities is held by a nominee for the benefit of the Company, in order to comply with the laws of Mexico and Peru. All the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse change in the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, from that set forth in the Registration Statement, the Base Prospectus, any Prospectus Supplement, the Prospectus or the Incorporated Documents, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a "Material Adverse Effect") and no "Proceeding" (which for purposes of this Agreement shall mean any action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened) has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization and Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or its shareholders in connection herewith other than in connection with the Required Approvals. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Shares and the consummation by the Company of the other transactions contemplated herein do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected, except in the case of each of clauses (ii) and (iii), such as could not reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other "Person" (defined as an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind, including the Trading Market) in connection with the execution, delivery and performance by the Company of this Agreement, other than (i) the filings required by this Agreement, including the filing of the Canadian Prospectus Supplement with the Reviewing Authority, (ii) the filing with the Commission of the U.S. Prospectus Supplement, (iii) the filing of applications to and approval by the Trading Market and the TSX for the listing of the Shares for trading thereon in the time and manner required thereby, and (iv) such filings as are required to be made under applicable state securities laws and the rules and regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA") (collectively, the "Required Approvals").

(f) Issuance of Shares. The Shares, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company. The issuance by the Company of the Shares has been registered under the Securities Act and all of the Shares are freely transferable and tradable under the Securities Act by the purchasers thereof without restriction (other than any restrictions arising solely from an act or omission of such a purchaser), assuming that the purchaser of the Shares is not an "affiliate" of the Company as defined in Rule 144 under the Securities Act. The Shares are being issued pursuant to the Registration Statement and the issuance of the Shares has been registered by the Company under the Securities Act. Upon receipt of the Shares, the purchasers of such Shares will have good and marketable title to such Shares and the Shares will be freely tradable on the Trading Market.

(g) Capitalization. The Company has an issued and outstanding capitalization as set forth in the Registration Statement, the Base Prospectus, the Prospectus Supplement and the Prospectus as of the dates referred to therein. The Company has not issued any capital stock since its most recently filed interim financial statements, other than (i) pursuant to the exercise of stock options under the Company's stock option plans, the issuance of Common Shares pursuant to any other equity-based incentive plan adopted by the Company and pursuant to the conversion or exercise of securities exercisable, exchangeable or convertible into Common Shares ("Common Share Equivalents"), or (ii) as may have been disclosed by the Company to the Manager in accordance with the terms of this Agreement. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement. Except (i) pursuant to the Company's stock option plan and other equity-based incentive plans and (ii) as disclosed in the Incorporated Documents and the exhibits thereto, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents. The issuance and sale of the Shares will not obligate the Company to issue Common Shares or other securities to any Person and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. All of the outstanding Common Shares are validly issued, fully paid and non-assessable, have been issued in compliance with all applicable securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders.

(h) Canadian Base Prospectus. At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short-form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Filing Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company's knowledge, are contemplated or threatened by any Canadian Filing Authority, and any request made to the Company on the part of any Canadian Filing Authority for additional information has been complied with.

              The Canadian Base Prospectus and the Canadian Prospectus Supplement, when filed, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of Settlement Date, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (British Columbia)) or omit to state a material fact (as defined in the Securities Act (British Columbia)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentence do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Manager furnished to the Company in writing by the Manager expressly for use therein.

Each document incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(i) Registration Statement. The Company meets the requirements for use of Form F-10 under the Securities Act and has prepared and filed with the Commission the Registration Statement, including the U.S. Base Prospectus, for registration under the Securities Act of the offering and sale of the Shares in accordance with the requirements of Form F-10. Such Registration Statement is effective and available for the offer and sale of the Shares as of the date hereof. As filed, the U.S. Base Prospectus contains all information required by the Securities Act and the rules thereunder, and, except to the extent the Manager shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Manager prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made. The Registration Statement, at the Execution Time, each such time this representation is repeated or deemed to be made, and at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172, 173 or any similar rule) in connection with any offer or sale of the Shares, meets the requirements of the rules and regulations of the Securities Act.

(j) Accuracy of Incorporated Documents. The Incorporated Documents, when they were filed with the Reviewing Authority or filed with or furnished to the Commission, as the case may be, conformed in all material respects to the requirements of Canadian Securities Law and the Exchange Act, each as applicable, and the rules thereunder, and none of the Incorporated Documents, when they were filed with the Commission or Reviewing Authority, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses, when such documents are filed with the Commission or Reviewing Authority, as the case may be, will conform in all material respects to the requirements of Canadian Securities Law and the Exchange Act and the rules thereunder, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(k) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time and on each such time this representation is repeated or deemed to be made (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(l) Free Writing Prospectus. The Company is eligible to use Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus does not include any information the substance of which conflicts with the information contained in the Registration Statement, including any Incorporated Documents and any U.S. Prospectus deemed to be a part thereof that has not been superseded or modified; and each Issuer Free Writing Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Manager specifically for use therein. Any Issuer Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the rules thereunder. Each Issuer Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the rules thereunder. The Company will not, without the prior consent of the Manager, prepare, use or refer to, any Issuer Free Writing Prospectuses.

(m) Proceedings Related to Registration Statement. To the knowledge of the Company, the Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act, and the Company is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Shares. The Company has not received any notice that the Commission has issued or intends to issue a stop-order with respect to the Registration Statement or that the Commission otherwise has suspended or withdrawn the effectiveness of the Registration Statement, either temporarily or permanently, or intends or has threatened in writing to do so.

(n) SEC Reports. The Company has complied in all material respects with requirements to file all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.

(o) Financial Statements. The consolidated financial statements of the Company incorporated by reference in the Registration Statement, the Prospectus or the Incorporated Documents and any amendments thereof or supplements thereto comply in all material respects with applicable accounting requirements and the rules and regulations of the Reviewing Authority with respect thereto as in effect at the time of filing or as amended or corrected in a subsequent filing. Such financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by IFRS, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(p) Accountants. The Company's accountants are KPMG LLP. To the knowledge of the Company, such accountants, who the Company expects will express their opinion with respect to the financial statements to be included in the Company's next Annual Report on Form 40-F, are a registered public accounting firm as required by the Securities Act.

(q) Material Adverse Events. Since the date of the latest audited financial statements of the Company included within the SEC Reports, except as specifically disclosed in a subsequent Incorporated Documents filed prior to the date hereof or prior to the date of the representations and warranties herein are repeated or deemed to be made pursuant to this Agreement, as applicable, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than liabilities in the ordinary course of business which, in aggregate, have not had and could not reasonably be expected to result in a Material Adverse Effect, (iii) the Company has not materially altered its method of accounting, (iv) the Company has not issued any equity securities to any officer, director or "Affiliate" (defined as any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act), except pursuant to existing Company stock option plans and (v) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock. The Company does not have pending before the Commission any request for confidential treatment of information. No event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is deemed made.

(r) Mineral Resource Estimates. The information relating to estimates by the Company of the measured, indicated and inferred resources associated with its mineral properties included in the Incorporated Documents has been prepared in all material respects in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). Except as disclosed in the Prospectus Supplement, the Company believes that all of the assumptions underlying such resource estimates are reasonable and appropriate. With respect to forward-looking information regarding the Company's production and cash cost guidance included in the Incorporated Documents, (i) except as disclosed in the Prospectus Supplement, the Company has a reasonable basis for the forward-looking information, and (ii) the Company has identified material risk factors that could cause actual results to differ materially from the forward-looking information. The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply with requirements of such instrument in all material respects.

(s) Litigation. Except as may be disclosed in the SEC Reports and the Incorporated Documents filed from time to time by the Company after the date of this Agreement, there is no action, suit, inquiry, notice of violation, Proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an "Action") which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Shares or (ii) could, if there were an unfavorable decision, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act. No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all applicable laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company which could reasonably be expected to result in a Material Adverse Effect.

(u) No Existing Defaults. Other than as disclosed in the Incorporated Documents and the Prospectus Supplement and in any Incorporated Documents filed from time to time by the Company after the date of this Agreement, neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not reasonably be expected to result in a Material Adverse Effect.

(v) Regulatory Permits. Other than as disclosed in the Incorporated Documents and the Prospectus Supplement and in any Incorporated Documents filed from time to time by the Company after the date of this Agreement, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(w) Title to Assets. Except with respect to the Liens disclosed in the Incorporated Documents and the Prospectus Supplement, the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them that is material to the business of the Company and the Subsidiaries and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries on a consolidated basis, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, and (ii) royalty interests as disclosed in the SEC Reports and Incorporated Documents. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(x) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other similar intellectual property rights necessary or material for use in connection with their respective businesses as described in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus and which the failure to so have could reasonably be expected to have a Material Adverse Effect (collectively, the "Intellectual Property Rights"). Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a notice (written or otherwise) that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable (other than patent and trademark applications) and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(y) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for companies of similar size as the Company in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage, but excluding pollution liability insurance at the Company's mines in Mexico and Peru. To the knowledge of the Company, such insurance contracts and policies are accurate and complete. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(z) Affiliate Transactions. Except as set forth in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus or the Incorporated Documents, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from, any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000, other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) for other employee benefits, including stock option agreements under any stock option plan of the Company.

(aa) Sarbanes Oxley Compliance. Except as disclosed in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus, the Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Effective Date.

(bb) Finder's Fees. Other than payments to be made to the Manager, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. The Manager shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

(cc) No Other Sales Agency Agreement. The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of "at the market" offerings of the Shares.

(dd) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Shares or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Manager in connection with the placement of the Shares.

(ee) Listing and Maintenance Requirements. The issuance and sale of the Shares as contemplated in this Agreement does not contravene the rules and regulations of the Trading Market. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market.

(ff) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended. The Company currently intends to conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

(gg) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary have filed all necessary federal, state and foreign income and franchise tax returns and have paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

(hh) Foreign Corrupt Practices. Neither the Company, nor to the knowledge of the Company, any agent or other person acting on behalf of the Company, has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended.

(ii) Cybersecurity. (i)(x) There has been no security breach or other compromise of or relating to any of the Company's or any Subsidiary's information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, "IT Systems and Data") and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(jj) FINRA Member Shareholders. There are no affiliations with any FINRA member firm among the Company's officers, directors or, to the knowledge of the Company, any 5% or greater shareholder of the Company, except as set forth in the Registration Statement, the Base Prospectus, any Prospectus Supplement or the Prospectus.

(kk) Delivery of Documents. The Company has delivered to the Manager one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Manager has reasonably requested.

5. Agreements. The Company agrees with the Manager that:

(a) Right to Review Amendments and Supplements to Registration Statement and Prospectus. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Securities Act in connection with the offering or the sale of Shares, the Company will not file any amendment to the Registration Statement or supplement (including any Prospectus Supplement) to the Base Prospectus unless the Company has furnished to the Manager a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Manager reasonably objects unless and to the extent required by law. The Company has properly completed the Prospectus, in a form approved by the Manager, and filed such Prospectus, as amended at the Execution Time, with the Commission pursuant to the instructions to Form F-10 by the Execution Time and will cause any supplement to the Prospectus to be properly completed, in a form approved by the Manager, and will file such supplement with the Commission pursuant to the instructions to Form F-10, and, to the extent applicable, Rule 424(b), within the time period prescribed thereby and will provide evidence reasonably satisfactory to the Manager of such timely filing. The Company will promptly advise the Manager (i) when the Prospectus, and any supplement thereto, shall have been filed (if required) in the Filing Jurisdictions pursuant to the Shelf Procedures and the Commission pursuant to the instructions to Form F-10, and, to the extent applicable, Rule 424(b), (ii) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172, 173 or any similar rule) is required under the Securities Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement shall have been filed or become effective (other than any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act), (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) Subsequent Events. If, at any time on or after an Applicable Time but prior to the related Settlement Date, any event occurs as a result of which the Registration Statement or Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Manager so that any use of the Registration Statement or Prospectus may cease until such are amended or supplemented; (ii) amend or supplement the Registration Statement or Prospectus to correct such statement or omission; and (iii) supply any amendment or supplement to the Manager in such quantities as the Manager may reasonably request.

(c) Notification of Subsequent Filings. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Securities Act, any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Securities Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Manager of any such event, (ii) subject to Section 5(a), prepare and file with the Commission an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Manager in such quantities as the Manager may reasonably request.

(d) Listing of Shares. During any period in which the U.S. Prospectus relating to the Shares is required to be delivered by the Manager under the Securities Act with respect to a pending sale of the Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Shares to be listed on the TSX and the Trading Market.

(e) Earnings Statements. As soon as practicable, the Company will make generally available to its security holders and to the Manager an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(f) Delivery of Base Prospectus, Registration Statement, Form F-X and Prospectus Supplements. Upon the request of the Manager, the Company will furnish to the Manager and counsel for the Manager, without charge, signed copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectus Supplements (including any exhibits and amendments) and, so long as delivery of a prospectus by the Manager or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule), as many copies of the Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Manager may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(g) [RESERVED]

(h) Free Writing Prospectus. The Company agrees that, unless it has or shall have obtained the prior written consent of the Manager, and the Manager agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Company with the Commission or retained by the Company under Rule 433. Any such free writing prospectus consented to by the Manager or the Company is hereinafter referred to as a "Permitted Free Writing Prospectus." The Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i) Subsequent Equity Issuances. In the event that the Company or any Subsidiary determines to offer, sell, issue, contract to sell, contract to issue or otherwise dispose of, directly or indirectly, any other Common Shares or any Common Share Equivalents (other than the Shares) during the term of this Agreement, the Company will: (i) provide written notice as promptly as reasonably possible specifying the nature of the proposed transaction and the date of such proposed transaction, and (ii) suspend delivery of Sales Notices to the Manager under this Agreement for such period of time requested by the Company in its written notice or as deemed appropriate by the Manager in light of the proposed transaction; provided, however, that such notice will not be required in connection with the Company's issuance, grant or sale of Common Shares pursuant to (x) any stock option plan or other equity-based incentive plan, stock ownership plan or dividend reinvestment plan of the Company in effect from time to time, or (y) the conversion or exercise of Common Share Equivalents outstanding from time to time.

(j) Market Manipulation. Until the termination of this Agreement, the Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation in violation of the Securities Act, Exchange Act or the rules and regulations thereunder of the price of any security of the Company to facilitate the sale or resale of the Shares or otherwise violate any provision of Regulation M under the Exchange Act.

(k) Notification of Incorrect Certificate. The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Manager immediately after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter and other document provided to the Manager pursuant to Section 6 herein.

(l) Certification of Accuracy of Disclosure. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder lasting more than thirty Trading Days), and each time that (i) the Registration Statement or Prospectus shall be amended or supplemented, other than by means of Incorporated Documents, (ii) the Company files its Annual Report on Form 40-F or Form 20-F under the Exchange Act (including any Form 40-F/A or Form 20-F/A that includes amended audited financial information), (iii) the Company files its unaudited financial statements and management's discussion and analysis on Form 6-K under the Exchange Act, (iv) the Company files a Report on Form 6-K containing amended financial information (other than information that is furnished and not filed), if the Manager reasonably determines that the information in such Form 6-K is material, or (v) the Shares are delivered to the Manager as principal at the Time of Delivery pursuant to a Terms Agreement (such commencement or recommencement date and each such date referred to in (i), (ii), (iii), (iv) and (v) above, a "Representation Date"), unless waived by the Manager, the Company shall furnish or cause to be furnished to the Manager, within one Business Day of such Representation Date, and in any event prior to the delivery of the first Sales Notice following such Representation Date (and any Sales Notices delivered prior to, and effective following, a Representation Date shall be suspended by the Company (with written notice to the Manager) until this provision is complied with), a certificate dated and delivered on the Representation Date, in form reasonably satisfactory to the Manager to the effect that the statements contained in the certificate referred to in Section 7 of this Agreement which was last furnished to the Manager are true and correct at the Representation Date, as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such date) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7, modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the date of delivery of such certificate.

(m) Bring Down Opinions; Negative Assurance. On the date hereof and within ten Business Days of each subsequent Representation Date and in any event prior to the delivery of the first Sales Notice following such Representation Date (and any Sales Notices delivered prior to, and effective following, a Representation Date shall be suspended by the Company (with written notice to the Manager) until this provision is complied with), unless waived by the Manager, the Company shall furnish or cause to be furnished forthwith to the Manager and to counsel to the Manager (i) the written opinion and a negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company ("U.S. Company Counsel") and (ii) the written opinion of McCarthy Tétrault, Canadian counsel for the Company ("Canadian Company Counsel" and, collectively with U.S. Company Counsel, "Company Counsel"), in each case addressed to the Manager and dated and delivered the date that the opinions are required to be delivered, in form and substance reasonably satisfactory to the Manager, including a negative assurance representation; provided, however, that in the absence of a Material Adverse Effect, the Company shall be required to furnish to the Manager no more than one opinion per calendar quarter from each Company Counsel; and provided, further, that in lieu of such opinions for subsequent Representation Dates after the date hereof, Company Counsel may furnish the Manager with a letter (a "Reliance Letter") to the effect that the Manager may rely on a prior opinion delivered under this Section 5(m) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the U.S. Prospectus and Canadian Prospectus, as applicable, as amended or supplemented as of the date of the Reliance Letter).

(n) Auditor Bring Down "Comfort" Letter. On the date hereof and within ten Business Days of each subsequent Representation Date, and in any event prior to the delivery of the first Sales Notice following such Representation Date (and any Sales Notices delivered prior to, and effective following, a Representation Date shall be suspended by the Company (with written notice to the Manager) until this provision is complied with), unless waived by the Manager, the Company shall cause (1) the Company's auditors (the "Accountants"), or other independent accountants satisfactory to the Manager forthwith to furnish the Manager a letter, and (2) the Chief Financial Officer of the Company forthwith to furnish the Manager a certificate addressed to the Manager and dated the date of the letter and certificate are provided, in form satisfactory to the Manager, of the same tenor as the letters and certificate referred to in Section 7 of this Agreement but modified to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letters and certificate.

(o) Due Diligence Session. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder lasting more than thirty Trading Days), and within five Business Days of each subsequent Representation Date and in any event prior to the delivery of a Sales Notice (and any Sales Notice delivered and effective after a Representation Date shall be suspended by notice to the Manager), and, in the absence of a Material Adverse Effect, subject to a limit of one due diligence session per quarter, the Company will conduct a due diligence session, in form and substance, reasonably satisfactory to the Manager, which shall include representatives of management and Accountants. The Company shall cooperate timely with any reasonable due diligence request from or review conducted by the Manager or its respective agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and access to appropriate corporate officers and the Company's agents during regular business hours and at the Company's principal offices, and timely furnishing or causing to be furnished such certificates, letters and opinions from the Company, its officers and its agents, as the Manager may reasonably request. The Company shall reimburse the Manager for the Manager's counsel's time in each such due diligence update session, up to a maximum of $5,000 per update, plus any incidental expense incurred by the Manager in connection therewith.

(p) Acknowledgment of Trading. Subject to the agreements of the Manager set forth in Section 3(g), the Company consents to the Manager trading in the Common Shares for the Manager's own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement or pursuant to a Terms Agreement, provided that the Manager will ensure appropriate and customary information barriers are in place with respect confidential information relating to the Company in order to ensure compliance with federal securities laws in connection with such sales.

(q) Disclosure of Shares Sold. The Company will disclose in its annual and interim management's discussion and analysis prepared and filed in accordance with Canadian Securities Laws, as applicable, the number of Shares sold through the Manager under this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to sales of Shares pursuant to this Agreement during the relevant quarter; and, if required by any subsequent change in Commission policy or request, more frequently by means of a report on Form 6-K or a U.S. Prospectus Supplement.

(r) Rescission Right. If, at any time on or after the time that a person has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Manager pursuant to a Sales Notice but prior to the related Settlement Date, the Company or the Manager becomes aware that the Registration Statement or the Prospectus included at the date of such sale any untrue statement of a material fact or an omission to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will, prior to the related Settlement Date for such Shares, offer to such person the right to refuse to purchase and pay for such Shares.

(s) Bring Down of Representations and Warranties. Each acceptance by the Company of an offer to purchase the Shares hereunder, and each execution and delivery by the Company of a Terms Agreement, shall be deemed to be an affirmation to the Manager that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement as though made at and as of such date (except for representations and warranties made as of a specific date, which representations and warranties will be true and correct as of such date), and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except for representations and warranties made as of a specific date, which representations and warranties will be true and correct as of such date, and except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(t) Reservation of Shares. The Company shall ensure that there are at all times sufficient Common Shares to provide for the issuance, free of any preemptive rights, out of its authorized but unissued Common Shares, of the maximum aggregate number of Shares authorized for issuance by the Board pursuant to the terms of this Agreement. The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on the Trading Market and to maintain such listing.

(u) Obligation Under Exchange Act. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172, 173 or any similar rule) to be delivered under the Securities Act, the Company will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the regulations thereunder.

(v) DTC Facility. The Company shall cooperate with Manager and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(w) Use of Proceeds. The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Prospectus.

(x) Non-ATM Prospectus Supplement. In the event any sales are made pursuant to this Agreement which are NOT made in an "at-the-market distribution" or "at the market" offering under applicable securities laws, including, without limitation, any Placement pursuant to a Terms Agreement, the Company shall file a Canadian Prospectus Supplement, in accordance with the Shelf Procedures, and a U. S. Prospectus Supplement, in accordance with the instructions to Form F-10, describing the terms of such transaction, the amount of Shares sold, the price thereof, the Manager's compensation, and such other information as may be required pursuant the Shelf Procedures and the instructions to Form F-10 and, to the extent applicable, to Rule 424 within the time required by Rule 424.

(y) Additional Registration Statement. To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement, the Company shall file a new registration statement with respect to any additional Common Shares necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable. After the effectiveness of any such registration statement, all references to "Registration Statement" included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Form F-10, and all references to "U.S. Base Prospectus" included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

6. Payment of Expenses. The Company agrees to pay the costs and expenses incident to the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Prospectus, and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Shares; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Shares; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Shares; (v) the registration of the Shares under the Exchange Act, if applicable, and the listing of the Shares on the Trading Market; (vi) any registration or qualification of the Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Manager relating to such registration and qualification); (vii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Shares; (viii) the fees and expenses of the Company's accountants and the fees and expenses of counsel (including local and special counsel) for the Company; (ix) the filing fee under FINRA Rule 5110; (x) the reasonable fees and expenses of the Manager's counsel, not to exceed $100,000 (excluding any periodic due diligence fees provided for under Section 5(o)); and (xi) all other reasonable and documented costs and expenses incident to the performance by the Company of its obligations hereunder.

7. Conditions to the Obligations of the Manager. The obligations of the Manager under this Agreement and any Terms Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time, Settlement Date and Time of Delivery, (ii) to the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Filing of Prospectus Supplement. Each of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement shall have been filed in the manner contemplated by this Agreement; any further Prospectus Supplements required by Canadian Securities Laws or the Securities Act or regulations shall have been timely filed; any other material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) Delivery of Opinion. The Company shall have caused U.S. Company Counsel and Canadian Company Counsel to furnish to the Manager, in accordance with Section 5(m), requested by the Manager and upon reasonable advance notice in connection with any offering of the Shares, its respective opinion and, in the case of U.S. Company Counsel, negative assurance statement, as applicable, dated as of such date and addressed to the Manager in form and substance acceptable to the Manager.

(c) Delivery of Officer's Certificate. The Company shall have furnished or caused to be furnished to the Manager, to the extent requested by the Manager and upon reasonable advance notice in connection with any offering of the Shares, a certificate of the Company signed by the Chief Executive Officer or the President and the principal financial or accounting officer of the Company, dated as of such date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Prospectus, any Prospectus Supplement and any documents incorporated by reference therein and any supplements or amendments thereto and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of such date with the same effect as if made on such date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Registration Statement, the Prospectus and the Incorporated Documents, there has been no Material Adverse Effect on the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement and the Prospectus.

(d) Delivery of Accountants' "Comfort" Letter. The Company shall have requested and caused the Accountants to have furnished to the Manager, in accordance with Section 5(n), to the extent requested by the Manager and upon reasonable advance notice in connection with any offering of the Shares, letters (which may refer to letters previously delivered to the Manager), dated as of such date, in form and substance satisfactory to the Manager, confirming that they are independent accountants within the meaning of the Securities Act and the Exchange Act and the respective applicable rules and regulations adopted by the Commission thereunder and that they have performed a review of any unaudited interim financial information of the Company and included or incorporated by reference in the Registration Statement and the Prospectus and provide customary "comfort" as to such review in form and substance satisfactory to the Manager.

(e) No Material Adverse Event. Since the respective dates as of which information is disclosed in the Registration Statement, the Prospectus and the Incorporated Documents, except as otherwise stated therein, there has not been any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Registration Statement, the Prospectus and the Incorporated Documents (exclusive of any amendment or supplement thereto) the effect of which is, in the sole judgment of the Manager, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement (exclusive of any amendment thereof), the Incorporated Documents and the Prospectus (exclusive of any amendment or supplement thereto).

(f) Payment of All Fees. The Company shall have paid the required Commission filing fees relating to the Shares within the time period required by Rule 456(b)(1)(i) of the Securities Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the Securities Act and, if applicable, shall have updated the "Calculation of Registration Fee" table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement.

(g) No FINRA Objections. FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(h) Shares Listed on Trading Market. The Shares shall have been listed and admitted and authorized for trading on the Trading Market, and satisfactory evidence of such actions shall have been provided to the Manager.

(i) Other Assurances. Prior to each Settlement Date and Time of Delivery, as applicable, the Company shall have furnished to the Manager such further information, certificates and documents as the Manager may reasonably request.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Manager and counsel for the Manager, this Agreement and all obligations of the Manager hereunder may be canceled at, or at any time prior to, any Settlement Date or Time of Delivery, as applicable, by the Manager. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 7 shall be delivered at the office of Ellenoff Grossman & Schole LLP, counsel for the Manager, at 1345 Avenue of the Americas, New York, New York 10105, on each such date as provided in this Agreement.

8. Indemnification and Contribution.

(a) Indemnification by Company. The Company agrees to indemnify and hold harmless the Manager, the directors, officers, employees and agents of the Manager and each person who controls the Manager within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Base Prospectus, any Prospectus Supplement, the Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Manager specifically for inclusion therein. This indemnity agreement will be in addition to any liability that the Company may otherwise have. The indemnification obligations of the Company under this Agreement will cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence or willful misconduct of the Manager.

(b) Indemnification by Manager. The Manager agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to the Manager, but only with reference to written information relating to the Manager furnished to the Company by the Manager specifically for inclusion in the documents referred to in the foregoing indemnity; provided, however, that in no case shall the Manager be responsible for any amount in excess of the Broker Fee applicable to the Shares and paid hereunder except to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the Manager. This indemnity agreement will be in addition to any liability which the Manager may otherwise have. The indemnification obligations of the Manager under this Agreement will cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence or willful misconduct of the Manager.

(c) Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) Contribution. In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Manager agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively "Losses") to which the Company and the Manager may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Manager on the other from the offering of the Shares; provided, however, that in no case shall the Manager be responsible for any amount in excess of the Broker Fee applicable to the Shares and paid hereunder except to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such losses, claims, damages or liabilities (or actions in respect thereof) were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the Manager. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Manager severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Manager on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Manager shall be deemed to be equal to the Broker Fee applicable to the Shares and paid hereunder as determined by this Agreement. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Manager on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Manager agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls the Manager within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of the Manager shall have the same rights to contribution as the Manager, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

9. Termination.

(a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time upon ten Business Days' prior written notice of termination. Any such termination shall be without liability of any party to any other party except that (i) with respect to any pending sale, through the Manager for the Company, the obligations of the Company, including in respect of compensation of the Manager, shall remain in full force and effect notwithstanding the termination and (ii) the provisions of Sections 6, 8, 9, 10, 12 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) The Manager shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 6, 8, 9, 10, 12 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until such date that this Agreement is terminated pursuant to Sections 8(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 6, 8, 9, 10, 12 and 15 shall remain in full force and effect.

(d) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Manager or the Company, as the case may be. If such termination shall occur prior to the Settlement Date or Time of Delivery for any sale of the Shares, such sale shall settle in accordance with the provisions of Section 2(b) of this Agreement.

(e) In the case of any purchase of Shares by the Manager pursuant to a Terms Agreement, the obligations of the Manager pursuant to such Terms Agreement shall be subject to termination, in the absolute discretion of the Manager, by prompt oral notice given to the Company prior to the Time of Delivery relating to such Shares, if any, and confirmed promptly by facsimile or electronic mail, if since the time of execution of the Terms Agreement and prior to such delivery and payment, (i) trading in the Common Shares shall have been suspended by the Commission or the Trading Market or trading in securities generally on the Trading Market shall have been suspended or limited or minimum prices shall have been established on such exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Manager, impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectus (exclusive of any amendment or supplement thereto).

10. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Manager set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by the Manager or the Company or any of the officers, directors, employees, agents or controlling persons, and will survive delivery of and payment for the Shares.

11. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Manager, will be mailed, delivered or emailed to the address set forth on the signature page hereto. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (a) when delivered personally or by email, on or before 4:30 p.m., New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid).

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons, and no other person will have any right or obligation hereunder.

13. No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm's-length commercial transaction between the Company, on the one hand, and the Manager and any affiliate through which the Manager may be acting, on the other, (b) the Manager is acting solely as sales agent and/or principal in connection with the purchase and sale of the Company's securities and not as a fiduciary of the Company and (c) the Company's engagement of the Manager in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether the Manager has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Manager has rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

14. Integration. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the Manager with respect to the subject matter hereof.

15. Applicable Law. This Agreement and any Terms Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

16. WAIVER OF JURY TRIAL. THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY TERMS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

17. Counterparts. This Agreement and any Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement, which may be delivered by facsimile or in .pdf file via e-mail.

18. Headings. The section headings used in this Agreement and any Terms Agreement are for convenience only and shall not affect the construction hereof.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Manager.

Very truly yours,

GREAT PANTHER MINING LIMITED

By:	/s/ Sandra Daycock
Name:	Sandra Daycock
Title:	Chief Financial Officer

Address for Notice:

1330 - 200 Granville Street

Vancouver, BC V6C 1S4

Attention: Chief Financial Officer

Email: sdaycock@greatpanther.com

The foregoing Agreement is hereby confirmed and accepted as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark. W. Viklund
Name:	Mark. W. Viklund
Title:	Chief Executive Officer

Address for Notice:

430 Park Avenue
New York, New York 10022
Attention: Chief Executive Officer

E-mail: notices@hcwco.com

Form of Terms Agreement

ANNEX I

GREAT PANTHER MINING LIMITED TERMS AGREEMENT

Dear Sirs:

Great Panther Mining Limited (the "Company") proposes, subject to the terms and conditions stated herein and in the At The Market Offering Agreement, dated October 15, 2021 (the "At The Market Offering Agreement"), between the Company and H.C. Wainwright & Co., LLC (the "Manager"), to issue and sell to the Manager the securities specified in the Schedule I hereto (the "Purchased Shares").

Each of the provisions of the At The Market Offering Agreement not specifically related to the solicitation by the Manager, as agent of the Company, of offers to purchase securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement and the Time of Delivery, except that each representation and warranty in Section 3 of the At The Market Offering Agreement which makes reference to the Prospectus (as therein defined) shall be deemed to be a representation and warranty as of the date of the At The Market Offering Agreement in relation to the Prospectus, and also a representation and warranty as of the date of this Terms Agreement and the Time of Delivery in relation to the Prospectus as amended and supplemented to relate to the Purchased Shares.

An amendment to the Registration Statement (as defined in the At The Market Offering Agreement), or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares, in the form heretofore delivered to the Manager is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the At The Market Offering Agreement which are incorporated herein by reference, the Company agrees to issue and sell to the Manager and the latter agrees to purchase from the Company the number of shares of the Purchased Shares at the time and place and at the purchase price set forth in the Schedule I hereto. It is a condition of the completion the purchase and sale of such Purchased Shares that (i) the Company will have obtained the additional approval of the TSX and the NYSE American to the issuance of Purchased Shares, and (ii) the Company will have filed with the SEC a prospectus supplement in the Filing Jurisdictions pursuant to the Shelf Procedures and the Commission pursuant the instructions to Form F-10, and, to the extent applicable, Rule 424(b) with respect to such Purchased Shares.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the At The Market Offering Agreement incorporated herein by reference, shall constitute a binding agreement between the Manager and the Company.

GREAT PANTHER MINING LIMITED

By:
Name:
Title:

ACCEPTED as of the date first written above.

H.C. WAINWRIGHT & CO., LLC

By:
Name:
Title: